Mail Stop 3010

March 4, 2010

Mr. William H. McMunn
President and Chief Executive Officer
Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard, Suite 100
Daytona Beach, FL 32117

> **Re:** **Consolidated-Tomoka Land Co.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2009**
> **Schedule 14A filed April 22, 2009**
> **File No. 1-11350**

Dear Mr. McMunn:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief